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                        November 23, 2022

       Adrian Foltz
       Chief Financial Officer
       American Virtual Cloud Technologies, Inc.
       1720 Peachtree Street, Suite 629
       Atlanta, GA 30309

                                                        Re: American Virtual
Cloud Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2022
                                                            File No. 333-268443

       Dear Adrian Foltz:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Marion Graham, Law Clerk, at 202-551-6521 or Joshua Shainess, Legal
       Branch Chief, at 202-551-7951 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Technology